Exhibit 99.1

DRYSHIPS INC. ANNOUNCES AGREEMENT TO AMEND ITS SECURED REVOLVING FACILITY  WITH SIFNOS SHAREHOLDERS INC. TO EXTEND THE FACILITY' S MATURITY AND MAKE IT UNSECURED

April 10, 2017, Athens, Greece — DryShips Inc. (NASDAQ:DRYS) (the "Company"), a diversified owner of ocean going cargo vessels, announced today that it has reached an agreement with Sifnos Shareholders Inc. ("Sifnos"), an entity controlled by the Company's Founder, Chairman and Chief Executive Officer, Mr. George Economou, to amend the Revolving Facility Agreement with Sifnos (the "Sifnos Facility").

As part of the amendment, the Sifnos Facility will cease to be secured by all of the Company's present and future assets, and the maturity will be extended from 3 years to 5 years. The previously announced ability of Sifnos to participate in realized asset value increases of the collateral base in a fixed percentage of 30% will be maintained and will now be documented under a separate contract. Sifnos will receive an amendment fee of $2.0 million and the margin over LIBOR of the Sifnos Facility will be increased by 100bps to 650bps.

The transaction was approved by the  independent members of the Company's board of directors, and a fairness opinion was obtained in connection with this transaction.

Mr. Anthony Kandylidis, the Company's President and Chief Financial Officer commented:
"We are very excited by the commitment shown by Mr. George Economou to free up collateral which will assist DryShips in its efforts to access bank debt financing for the first time since November 2014. This should increase our available liquidity and allow us to pursue further acquisitions."

About DryShips Inc.
The Company is a diversified owner of ocean going cargo vessels that operate worldwide. The Company owns a fleet of (i) 13 Panamax drybulk vessels; (ii) four Newcastlemax drybulk vessels, which are expected to be delivered in the second quarter of 2017; (iii) three Kamsarmax drybulk vessels, two second-hand vessels expected to be delivered in the second quarter of 2017 and one newbuilding expected to be delivered in the third quarter of 2017; (iv) one very large crude carrier, which is expected to be delivered in the second quarter of 2017; (v) one Aframax tanker newbuilding and one Aframax second-hand tanker, both of which are expected to be delivered in the second quarter of 2017; (vi) four VLGC newbuildings, two of which are expected to be delivered in June and September 2017 and the other two before the end of 2017; and (vii) six offshore support vessels, comprising two platform supply and four oil spill recovery vessels.
The Company's common stock is listed on the NASDAQ Capital Market where it trades under the symbol "DRYS."

Forward-Looking Statements
Matters discussed in this press release may constitute forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. The Private Securities Litigation Reform Act of 1995 provides safe harbor protections for forward-looking statements in order to encourage companies to provide prospective information about their business. The Company desires to take advantage of the safe harbor provisions of the Private Securities Litigation Reform Act of 1995 and is including this cautionary statement in connection with such safe harbor legislation.
Forward-looking statements reflect the Company's current views with respect to future events, including statements concerning plans, objectives, goals, strategies and other statements.
The forward-looking statements in this release are based upon various assumptions, many of which are based, in turn, upon further assumptions, including without limitation, management's examination of historical operating trends, data contained in the Company's records and other data available from third parties. Although the Company believes that these assumptions were reasonable when made, because these assumptions are inherently subject to significant uncertainties and contingencies which are difficult or impossible to predict and are beyond the Company's control, the Company cannot assure you that it will achieve or accomplish these expectations, beliefs or projections.
Important factors that, in the Company's view, could cause actual results to differ materially from those discussed in the forward-looking statements include the strength of world economies and currencies, general market conditions, including changes in charter rates and vessel values, failure of a seller to deliver one or more vessels, failure of a buyer to accept delivery of a vessel, inability to procure financing for acquisitions or capital expenditures or refinancing for existing indebtedness on acceptable terms or at all, defaults or contract terminations by one or more charterers of the Company's vessels, changes in demand for drybulk, oil or liquefied petroleum gas commodities, oil, liquefied petroleum gas or offshore support services, changes in charter rates that may affect the willingness of time charterers to complete their charters or cause time charterers to seek to renegotiate charters, scheduled and unscheduled drydocking, changes in the Company's voyage and operating expenses, including bunker prices, drydocking and insurance costs, changes in governmental rules and regulations, changes in the Company's relationships with the lenders under its debt agreements, potential liability from pending or future litigation, domestic and international political conditions, potential disruption of shipping routes due to accidents, international hostilities and political events or acts by terrorists.
Risks and uncertainties are further described in reports filed by the Company with the SEC, including the Company's most recently filed Annual Report on Form 20-F. Unless legally required, the Company undertakes no obligation to update publicly any forward-looking statements whether as a result of new information, future events or otherwise.
Investor Relations / Media:
Nicolas Bornozis
Capital Link, Inc. (New York)
Tel. 212-661-7566
E-mail: dryships@capitallink.com